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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1

                             INFORMATION STATEMENT

                        PURSUANT TO SECTION 14(f) OF THE

                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                        NOVACARE EMPLOYEE SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   000-23343

                            (COMMISSION FILE NUMBER)

                   DELAWARE                                      23-2866146
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

        VALLEY FORGE CORPORATE CENTER
            2621 VAN BUREN AVENUE
           NORRISTOWN, PENNSYLVANIA                                19403
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

                                 (610) 650-4700

              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

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

                        NOVACARE EMPLOYEE SERVICES, INC.
                         VALLEY FORGE CORPORATE CENTER
                             2621 VAN BUREN AVENUE
                         NORRISTOWN, PENNSYLVANIA 19403
                                 (610) 650-4700

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement, which is being mailed on or about October 4, 1999 to the holders of shares of common stock, $.01 par value ("Common Stock"), of NovaCare Employee Services, Inc. (the "Company"), is being furnished in connection with the designation by Plato Holdings, Inc., a Delaware corporation ("Plato"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 8, 1999 (the "Merger Agreement"), by and among the Company, Plato and New Plato Acquisition, Inc., a wholly owned Delaware subsidiary of Plato ("Plato Sub").

     Pursuant to the Offer to Purchase, dated September 15, 1999 (the "Offer to Purchase"), of Plato Sub and Plato, and the related Letters of Transmittal (which together constitute the "Offer"), Plato Sub is offering to purchase all of the outstanding shares of Common Stock (the "Shares") of the Company at a price of $2.50 per Share, net to the seller in cash. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Plato Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each Share outstanding at the effective time (the "Effective Time") of the Merger (other than Shares owned by Plato or Plato Sub, Shares held as treasury shares by the Company and Dissenting Shares (as defined in the Merger Agreement)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $2.50 per Share, net to the seller in cash, without interest thereon, upon surrender of the certificates formerly representing such Shares.

     The Merger Agreement provides that Plato, upon the purchase of Shares by Plato or any of its subsidiaries which represent at least a majority of the then outstanding Shares of the Company, shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Plato) multiplied by the percentage that the aggregate number of Shares beneficially owned by Plato Sub, Plato and any of their affiliates bears to the total number of shares of Common Stock then outstanding (on a fully diluted basis). The Company shall take all action necessary to cause Plato's designees to be elected or appointed to the Board and to secure the resignations of such number of its incumbent directors as is necessary to enable Plato's designees to be so elected or appointed.

     The Merger Agreement provides that in the event Plato's designees are elected or appointed to the Board, until the Effective Time, the Company shall use its best efforts to retain as members of the Board at least two directors who were directors of the Company as of the date of the Merger Agreement ("Independent Directors"), provided that if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director, if any, shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director. If no Independent Director remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Plato or Plato Sub, and such persons shall be deemed to be Independent Director. In the event that Plato's designees constitute a majority of the directors on the Board, the affirmative vote of a majority of the Independent Directors shall be required after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement if such exercise or waiver materially and adversely affects holders of Shares other than Plato or Plato Sub, (c) take action with respect to the retention of counsel and other advisors in connection with the transactions contemplated by the Merger Agreement, or (d) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Plato or Plato Sub, provided that if there shall be no such directors, such actions may be effected by unanimous vote of the entire Board.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the Merger and other information concerning the Offer are contained in the Offer to Purchase, the related Letters of Transmittal and the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company, copies of which have been mailed to holders of Shares. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), of Plato Sub and as exhibits to the Schedule 14D-9. The discussion of any such document included herein is qualified in its entirety by reference to the text of such document.

     THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     The information contained in this Information Statement concerning Plato and Plato Sub has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Plato and Plato Sub are located at 455 South Gulph Road, King of Prussia, Pennsylvania 19406.

                        VOTING SECURITIES OF THE COMPANY

     At the close of business on August 31, 1999, there were issued and outstanding 30,273,782 shares of Common Stock, each of which entitles the holder to one vote.

                              THE PLATO DESIGNEES

     Plato has informed the Company that its designees to the Board shall be the persons listed below (together, the "Plato Designees"). None of the Plato Designees or their associates is a director of, or holds any position with, the Company. To the best of the Company's knowledge, none of the Plato Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission. Plato has informed the Company that each of the Plato Designees listed below has consented to act as a director of the Company. The names, principal employment or occupation and five year employment history of each of the Plato Designees are set forth below. Each person listed below is a citizen of the United States.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                  AGE       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                  ---       --------------------------------------------------
Gregory M. Case.....  46   Mr. Case is President and a director of Plato Sub and Plato and a manager of Plato Holdings, LLC., a newly organized
                           Delaware limited liability company which is the holder of
                           all of the outstanding capital stock of Plato ("Plato LLC").
                           Mr. Case has held these positions since August 1999. Mr.
                           Case is also a Managing Director of Patricof & Co. Ventures,
                           Inc. and has held this position for the last five years. Mr.
                           Case's principal business address is 455 South Gulph Road,
                           King of Prussia, PA 19406.
George Hertz........  53   Mr. Hertz is Vice President, Treasurer, Secretary and a
                           director of Plato Sub and Plato and a manager of Plato LLC.
                           Mr. Hertz has held these positions since August 1999. Mr.
                           Hertz is a Managing Director of Fidelity Ventures, the
                           venture capital arm of FMR Corp. and has held this position since August 1999. Mr. Hertz has been Vice President of
                           Fidelity Capital Associates, Inc. since June 1997. From
                           March 1996 to May 1997, Mr. Hertz was President and Chief
                           Executive Officer of Boston Communications Group in Woburn,
                           Massachusetts. Prior to that time, and since 1993, Mr. Hertz was President of Advanced MobileComm, Inc. Mr. Hertz's
                           principal business address is 82 Devonshire Street, Boston,
                           MA 02109.
Eric Lass...........  32   Mr. Lass is Vice President and Assistant Secretary of Plato
                           Sub and Plato and has held these positions since August
                           1999. Since March 1999, Mr. Lass has also been a Vice
                           President of Fidelity Ventures. Prior to that time, and
                           since 1994, Mr. Lass was an analyst at Fidelity Management &
                           Research Company. Mr. Lass' principal business address is 82
                           Devonshire Street, Boston, MA 02109.
Michael Poisel......  31   Mr. Poisel is Vice President and Assistant Secretary of
                           Plato Sub and Plato and has held these positions since
                           August 1999. From 1997 to 1998, Mr. Poisel was employed by
                           GE Capital Services and from 1994 to 1995, he was employed by Lockheed Martin. Mr. Poisel's principal business address is 455 South Gulph Road, King of Prussia, PA 19406.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

     The Board currently consists of seven members. The name of the current directors, their ages as of September 15, 1999, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Plato Sub pursuant to the Offer.

                                               YEAR FIRST
                                               ELECTED A        POSITION OF THE COMPANY OR PRINCIPAL
NAME OF DIRECTOR                         AGE    DIRECTOR       OCCUPATION DURING THE PAST FIVE YEARS
----------------                         ---   ----------      -------------------------------------
Harvey V. Fineberg, M.D., Ph.D. .......  54       1997      Dr. Fineberg was named Provost of Harvard
                                                            University in July 1997. Until then, he had
                                                            been Dean of the Harvard School of Public
                                                            Health since 1984 and has been a Professor
                                                            of Health Policy and Management there since
                                                            1982. From 1995 to 1996, he served as
                                                            President of the Association of Schools of
                                                            Public Health. He is also a member of the
                                                            Institute of Medicine. Dr. Fineberg is a
                                                            director of Integra, Inc., a national
                                                            behavioral health services company
                                                            incorporated in 1991 ("Integra").
John H. Foster.........................  57       1997      Mr. Foster is a director of Corning
                                                            Incorporated, an international corporation
                                                            with business interests in specialty
                                                            materials and communications. Since March
                                                            1991, Mr. Foster also has been Chairman of
                                                            the Board of Integra. From March 1991 until
                                                            October 1998 Mr. Foster was also Chief
                                                            Executive Officer of Integra. He is also
                                                            Chairman of the Board of NovaCare, Inc., the
                                                            Company's parent corporation ("NovaCare"),
                                                            since 1984 and served as NovaCare's Chief
                                                            Executive Officer from 1984 through May
                                                            1997. Mr. Foster is Chairman of the Board of
                                                            XYAN, Inc., an internet-based digital
                                                            imaging company. Mr. Foster is founder and
                                                            Chairman of Foster Management Company, an
                                                            investment advisor, and general partner of
                                                            various venture capital investment funds.
Timothy E. Foster......................  47       1997      Since February 1993, Mr. Timothy Foster has
                                                            been a director of Integra. Mr. Foster has
                                                            been Chief Executive Officer of NovaCare
                                                            since May 1997 and a director of NovaCare
                                                            since December 1984. He has been a Managing
                                                            Partner of Foster Management Company since
                                                            June 1997.

                                               YEAR FIRST
                                               ELECTED A        POSITION OF THE COMPANY OR PRINCIPAL
NAME OF DIRECTOR                         AGE    DIRECTOR       OCCUPATION DURING THE PAST FIVE YEARS
----------------                         ---   ----------      -------------------------------------
E. Martin Gibson.......................  61       1997      Mr. Gibson has been Chairman of the Board
                                                            since March 1997. Mr. Gibson, who is
                                                            retired, served as Chairman and Chief
                                                            Executive Officer of Corning Lab Services,
                                                            Inc., a subsidiary of Corning Incorporated,
                                                            from 1990 until December 1994. He currently
                                                            serves as a director of IT Group, Inc., an
                                                            environmental management company, Hardinge
                                                            Brothers, Inc., a manufacturer of machine
                                                            tools, and Sensus Corp., a private
                                                            biotechnology company. Mr. Gibson has been a
                                                            director of NovaCare since March 1992.
Loren J. Hulber........................  57       1997      Mr. Hulber has been the President and Chief
                                                            Executive Officer of the Company since
                                                            January 1997. For the previous ten years, he
                                                            served in various capacities for Fortune
                                                            Brands, Inc., most recently as President and
                                                            Chief Executive Officer of Day-Timers, Inc.,
                                                            a subsidiary specializing in time management
                                                            and personal organization. From 1973 until
                                                            1981, Mr. Hulber was President and Chief
                                                            Executive Officer of Durand Corporation, an
                                                            office products company. Upon Durand
                                                            Corporation's acquisition by Jostens, Inc.
                                                            in 1981 and until 1987, Mr. Hulber was
                                                            President of that company's Business
                                                            Products Group, a provider of business
                                                            products and services. Mr. Hulber served as
                                                            Vice Chairman of the Board of Trustees of
                                                            Lehigh Valley Hospital and Health Network.
Stephen E. O'Neil .....................  66       1997      Mr. O'Neil has been a Principal of The
                                                            O'Neil Group, a private investment firm,
                                                            since 1981. He is a director of Brown-Forman
                                                            Corporation, Castle Convertible Fund, Inc.,
                                                            Spectra Fund, Inc., Alger Fund, Inc., Alger
                                                            American Funds and NovaCare.
William F. Weld, Esq. .................  54       1998      Mr. Weld is Counsel to McDermott, Will &
                                                            Emery, a national law firm. From 1991
                                                            through 1997, Mr. Weld served as Governor of
                                                            the Commonwealth of Massachusetts. Mr. Weld
                                                            served as Assistant U.S. Attorney General
                                                            from 1986 through 1988 and he served as
                                                            United States Attorney for Massachusetts
                                                            from 1981 through 1986. He is a director of
                                                            Affiliated Managers Group, Inc.

     No family relationships exist among any of the directors or executive officers of the Company.

     During the fiscal year ended June 30, 1999, the Board met four times and convened four times by means of unanimous written consent. Each of the directors listed above presently serving as a director of the Company attended at least 75% of the meetings of the Board and meetings of any committees of the Board on which such person served which were held during the time that such person served.

     The Board has a Compensation Committee and an Audit Committee. The members of the Compensation Committee are John H. Foster, who serves as Chairman, Harvey
V. Fineberg, M.D., Ph.D. and E. Martin Gibson. The Compensation Committee determines the compensation of senior management, administers the Company's 1997 Stock Option Plan and determines the persons who are to receive options and the number of shares subject to each option. The Compensation Committee met two times and convened two times by unanimous written consent during the fiscal year ended June 30, 1999.

     The members of the Audit Committee are Stephen E. O'Neil, who serves as Chairman, Timothy E. Foster and William F. Weld, Esq. The Audit Committee acts as a liaison between the Board and the independent accountants and annually recommends to the Board the appointment of the independent accountants. The Audit Committee reviews, with the independent accountants, the planning and scope of the audits of the financial statements, the results of those audits and the adequacy of internal accounting controls and monitors the Company's compliance programs and other corporate and financial policies. The Audit Committee met two times during the fiscal year ended June 30, 1999.

COMPENSATION OF DIRECTORS OF THE COMPANY

     In consideration for each director's services during fiscal year 1999, the Company granted each director options to purchase 20,000 shares of Common Stock at a price of $5.81 per share, except for E. Martin Gibson, Chairman of the Board, who was granted options to purchase 40,000 shares of Common Stock. These options were granted on December 8, 1998, and vest over three years at the rate of 33.3% annually.

     In consideration for each director's services during fiscal years 1997 and 1998, the Company granted each director options to purchase 20,000 shares of Common Stock at a price of $2.80 per share, except for E. Martin Gibson, Chairman of the Board of Directors, who was granted options to purchase 40,000 shares of Common Stock. These options were granted on February 28, 1997, and vest over three years at the rate of 33% annually.

COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth information for the fiscal years ended June 30, 1999, 1998 and 1997 concerning the compensation paid or awarded to the Chief Executive Officer and each of the five other most highly compensated executive officers of the Company during each such year. The table includes information for two former executive officers whose employment with the Company terminated during fiscal 2000 and one executive officer whose employment with the Company is scheduled to terminate in October 1999.

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION                 LONG TERM
NAME AND                                                   ---------------------------------------     COMPENSATION
PRINCIPAL POSITION                                  YEAR    SALARY($)     BONUS($)     OTHER($)(1)   AWARDS OPTIONS(#)
------------------                                  ----   -----------   -----------   -----------   -----------------
Loren J. Hulber(2)................................  1999   $250,000.00   $250,000.00   $35,626.34         150,000
  President and Chief Executive                     1998    204,878.74    216,999.94    20,222.88         150,000
  Officer                                           1997     69,230.00     31,500.00     1,884.61              --
Aven A. Kerr(3)...................................  1999    230,000.00    125,000.00    40,334.74         125,000
  Executive Vice President and Chief                1998    119,947.05     61,424.98    31,762.86         125,000
  Operating Officer                                 1997            --            --           --          10,000
Thomas D. Schubert(4).............................  1999    200,000.00     70,000.00    27,436.66         100,000
  Formerly Senior Vice President and                1998    155,210.85     63,472.50     8,347.52          75,000
  Chief Financial Officer                           1997      5,769.23            --           --          25,000
Andrew W. Stith(5)................................  1999    180,000.00     63,000.00     9,127.26         100,000
  Formerly Senior Vice President of                 1998    148,212.33     60,606.00     3,977.22         100,000
  Marketing and Sales                               1997     18,216.65            --     1,764.45          30,000
Kenneth J. Jankowski(6)...........................  1999    150,000.00     45,000.00     7,423.38          75,000
  Formerly Senior Vice President of                 1998     72,115.00     29,484.00     2,492.21          65,000
  Client Services and Chief                         1997            --            --           --              --
  Information Officer
Christina D. Harris, Esq.(7)......................  1999    135,000.00     40,500.00     2,349.48          75,000
  Senior Vice President of Regulatory               1998    110,000.02     41,679.50     1,914.39          60,000
  Affairs and Compliance and                        1997            --            --           --              --
  General Counsel

---------------
(1) Represents the Company's contributions for various benefit plans, including 401(k) Plan, Supplemental Benefit Plan, Long Term Disability Plan and Life Insurance Plan.

(2) Mr. Hulber became President and Chief Executive Officer of the Company in January 1997.

(3) Ms. Kerr became an Executive Vice President and the Chief Operating Officer of the Company in June 1998. From September 1997 to May 1998, Ms. Kerr was Senior Vice President of Operations Administration of the Company.

(4) Mr. Schubert's employment with the Company terminated in September 1999.

(5) Mr. Stith's employment with the Company is scheduled to terminate in October 1999.

(6) Mr. Jankowski's employment with the Company terminated in September 1999.

(7) Ms. Harris became the Senior Vice President of Regulatory Affairs and Compliance of the Company in July 1997. During 1998, Ms. Harris was also appointed to serve as the Company's General Counsel.

     The following table sets forth the number and value of options exercised by the executive officers of the Company named in the Summary Compensation Table during the fiscal year ended June 30, 1999 and the number and value of options held by such executive officers at June 30, 1999.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999
                       AND FISCAL YEAR-END OPTION VALUES

                                                                    NUMBER OF
                                                                   SECURITIES             VALUE OF
                                                                   UNDERLYING            UNEXERCISED
                                                                   UNEXERCISED          IN-THE-MONEY
                                                                   OPTIONS AT            OPTIONS AT
                                         SHARES                 JUNE 30, 1999(#)     JUNE 30, 1998($)(1)
                                        ACQUIRED                -----------------    -------------------
                                          UPON       VALUE        EXERCISABLE/          EXERCISABLE/
NAME                                    EXERCISE    REALIZED      UNEXERCISABLE         UNEXERCISABLE
----                                    --------    --------    -----------------    -------------------
Loren J. Hulber.......................    --          --              0/300,000             $0/$0
Kenneth J. Jankowski..................    --          --              0/140,000              0/ 0
Aven A. Kerr..........................    --          --          4,000/256,000              0/ 0
Thomas D. Schubert....................    --          --         10,000/190,000              0/ 0
Andrew W. Stith.......................    --          --         12,000/218,000              0/ 0
Christina D. Harris...................    --          --          4,000/131,000              0/ 0

---------------
(1) In-the-money options are those for which the fair market value of the underlying Common Stock exceeds the exercise price of the option. The value of in-the-money options is determined in accordance with regulations of the Securities and Exchange Commission by subtracting the aggregate exercise price of the option from the aggregate year-end value of the underlying Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     John H. Foster, as Chairman, Harvey V. Fineberg, M.D., Ph.D. and E. Martin Gibson served on the Compensation Committee of the Board of Directors for the entire 1999 fiscal year. No insider served on the Committee and there were no interlocks.

COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Board (the "Committee") presently is composed of three independent non-employee directors. The Committee is responsible for setting and monitoring the effectiveness of the compensation provided to the Company's officers, directors and senior management employees.

     In its decision-making, the Committee is guided by a compensation philosophy designed to reward employees for the achievement of organizational goals and for the maximization of stockholder return. Specific levels of pay and incentive opportunity are determined by the competitive market for executive talent and, where appropriate, the need to invest in the future growth of the business.

     The compensation program, which provides incentives for executives to achieve the short-term and long-term goals of the Company, comprises three components: base salary, cash incentives and stock option awards.

  Base Salary

     Executive and management base salaries provide fixed compensation to retain talent to launch a new business venture.

  Incentive Compensation

     Based on organizational level and performance, incentive opportunities are available to a wide range of Company employees. These programs are effective in reinforcing both the overall values of the Company and the specific operating goals of the various business units.

     Executive incentive plans are designed to focus executive attention on the key performance goals of the Company, to identify the expected levels of performance and to reward individuals who meet or exceed such expectations. The aggregate amounts available for incentive awards are determined by the overall financial performance of the Company. The actual awards paid to individual recipients under the plans are based on the achievement of weighted performance goals.

     For the Chief Executive Officer and other executives and management employees, including the executives named in this Information Statement, incentive awards were performance-driven. A minimum of 60% of the incentive award was based on financial performance, and the remainder was based on achievement of specific business objectives. To earn incentive awards based on financial performance, the Company's performance must at a minimum have reached 70% of the financial performance targets established by the Board, at which level of performance 50% of the targeted incentive opportunity would be earned. Earned awards increased proportionally and reached 100% at achievement of 100% of the performance goal. Performance awards over 100% increased on a formula basis up to 200% of the targeted incentive opportunity at 130% of such performance goal; awards were capped at 200% of the targeted amount.

  Stock Option Awards

     The Company's 1997 Stock Option Plan (as amended, the "Plan") was approved by the Board of Directors and the stockholders of the Company to align executives' interests with stockholders' interests, to provide incentives for key employees of the Company and its subsidiaries by encouraging their ownership of Common Stock and to aid the Company in attracting and retaining such key employees, upon whose efforts the Company's success and future growth depends.

     Options are granted at the discretion of the Committee. Individual grant sizes are determined based on a variety of factors, which include practices for similar positions in the market and organizational and individual performance. At the discretion of the Committee, and based on the recommendation of management, options may also be used as an incentive for candidates recruited to fill key positions, or as special retention incentives for employees with significant future potential.

     All options under the Plan are granted at 100% of the fair market value on date of grant. The term of the option is 10 years from the date of grant and vested options can be exercised at any time during such period. Options generally vest and become exercisable in cumulative annual installments of 20% over five years commencing one year after the date of grant. If an employee leaves the Company before options are vested, the unexercised options are forfeited and may be reissued under the Plan. On February 3, 1998, the Compensation Committee approved the grant of options with an alternate price-based vesting schedule. Under that vesting schedule options vest in 20% increments either pursuant to the standard five-year schedule or when the market price of the Common Stock averages $12, $14, $16, $18 and $20 for 20 consecutive trading days, whichever first occurs.

     On December 8, 1998, the Company repriced all outstanding options with exercise prices in excess of $6.00 to $5.81 per Share. The new option price was determined based upon the fair market value per Share at December 8, 1998.

  Compensation of Chief Executive Officer

     For fiscal year 1999, Loren J. Hulber, President and Chief Executive Officer of the Company, received $500,000 in aggregate cash compensation comprising $250,000 in base salary and $250,000 in incentive compensation. His incentive compensation was targeted at a bonus of 100% of his base salary.

     The decisions of the Committee depend significantly on quantitative market data and recommendations of impartial third party consultants. The Committee believes its decisions are consistent with the Company's business objectives and performance expectations and have been made in the best interests of the Company and its stockholders.

                                          THE COMPENSATION COMMITTEE

                                          JOHN H. FOSTER, CHAIRMAN
                                          HARVEY V. FINEBERG, M.D., PH.D.
                                          E. MARTIN GIBSON

TRANSACTION BONUSES

     Each of Loren J. Hulber, Aven A. Kerr, Executive Vice President and Chief Operating Officer of the Company, Daniel R. Rishavy, Senior Vice President of Marketing and Sales, Christina D. Harris, Esq., Senior Vice President and General Counsel of the Company, and James E. Boyd, Region
President -- Southeast, have Transaction Bonus Agreements dated August 30, 1999 which entitle them upon the consummation of the Merger, to receive Transaction Bonus Payments of $250,000, $125,000, $90,000, $67,500 and $71,577,
respectively, based on the Offer Price. Copies of these Transaction Bonus Agreements were filed as Exhibits (c)(9) through (c)(13) to the Schedule 14D-9 filed with the Commission. Each such transaction bonus arrangement was established by the Board to provide the Company's officers with a financial incentive to maximize shareholder value in connection with any proposed sale of the Company.

CHANGE OF CONTROL

     The consummation of the Merger will be deemed to be a "change of control" under the Company's 1997 Stock Option Plan, which will result in the acceleration of the vesting of options held by all the directors and executive officers of the Company. In addition, the Company's executive officers are entitled to terminate their employment with the Company and receive certain severance benefits in the event of a "change of control" of the Company. See Employment Agreements below. The consummation of the Merger would constitute a change of control under the executive officers' Employment Agreements with the Company.

MANAGEMENT CHANGES

     Concurrently with the execution of the Merger Agreement, the Company and Plato agreed that following the Merger, Loren J. Hulber will be elected Chairman of the Board of the Company and Craig P. Coy will be appointed Chief Executive Officer. Mr. Coy has been Chief Executive Officer of HR, Logic, Inc., a portfolio company jointly owned by Patricof & Co. Ventures, Inc. and Fidelity Ventures Limited.

EMPLOYMENT AGREEMENTS

     In January 1997, the Company entered into an Employment Agreement with Loren J. Hulber, the Company's President and Chief Executive Officer. The agreement provides for a three-year term of employment and provides for automatic one-year extensions until either party shall give the other notice of non-extension. The agreement provides for Mr. Hulber to receive an annual base salary, currently $250,000, subject to increases in accordance with the policies of the Company, and to be eligible for an annual cash bonus equal to one hundred percent of his base salary. Under this agreement, Mr. Hulber was given the opportunity to purchase 375,000 shares of the Company's Common Stock at a price of $1.92 per share, subject to certain restrictions on resale. The agreement provides that if Mr. Hulber is terminated by the Company without cause or if Mr. Hulber resigns subsequent to a change in control of the Company, a material diminution of his position, authority or compensation or his removal by the Company as President and Chief Executive Officer, then Mr. Hulber shall be entitled to his base salary and certain other benefits for a period of one year from the date of such event in periodic installments (which cease if Mr. Hulber obtains alternative employment, unless the rate of compensation is less, in which case the Company shall pay the difference for the remainder of the severance period) and bonus compensation in an amount equal to (a) the lesser of the bonus earned in the preceding fiscal year or one hundred percent of his salary during the year of termination (the "Final Bonus"), plus (b) an amount based on the Final Bonus and the number of months in the severance period provided in Mr. Hulber's employment agreement. In addition, Mr. Hulber will become fully vested in all options granted and be eligible to receive benefits during the severance period. In case of a change of control, Mr. Hulber may terminate employment and receive severance payments in a lump sum.

     In December 1998, the Company entered into an Employment Agreement with Aven A. Kerr, the Company's Executive Vice President and Chief Operating Officer. The agreement provides for a two-year term of employment and provides for automatic one-year extensions. The agreement provides for Ms. Kerr to receive an annual base salary of $250,000, subject to increases in accordance with the policies of the Company, and to be eligible for an annual cash bonus equal to fifty percent of base salary, in accordance with the Company's incentive compensation plan. The agreement provides that if Ms. Kerr is terminated without cause, Ms. Kerr will continue to receive base salary for a period of one year in periodic installments (which cease if Ms. Kerr obtains alternative employment, unless the rate of compensation is less, in which case the Company shall pay the difference for the remainder of the severance period) and bonus compensation in an amount equal to the lesser of the prior fiscal year's bonus or 50% of current salary. Ms. Kerr will vest in all options and receive benefits for the severance period. In case of a change of control, Ms. Kerr may terminate employment and receive severance payments in a lump sum.

     In December 1998, the Company entered into an Employment Agreement with Thomas D. Schubert, formerly the Company's Senior Vice President and Chief Financial Officer. The agreement provides for a two-year term of employment and provides for automatic one-year extensions. The agreement provides for Mr. Schubert to receive an annual base salary of $200,000, subject to increases in accordance with the policies of the Company, and to be eligible for an annual cash bonus equal to thirty-five percent of base salary, in accordance with the Company's incentive compensation plan. The agreement provides that if Mr. Schubert is terminated without cause, Mr. Schubert will continue to receive base salary for a period of one year in periodic installments (which cease if Mr. Schubert obtains alternative employment, unless the rate of compensation is less, in which case the Company shall pay the difference for the remainder of the severance period) and a pro rata bonus for the number of months worked to be paid out concurrent with the Company's annual bonus process. In case of a change of control, Mr. Schubert may terminate employment and receive severance payments in a lump sum. Mr. Schubert terminated his employment with the Company in September 1999.

     In December 1998, the Company entered into an Employment Agreement with Andrew W. Stith, formerly the Company's Senior Vice President of Marketing and Sales. The agreement provides for a two-year term of employment and provides for automatic one-year extensions. The agreement provides for Mr. Stith to receive an annual base salary of $180,000, subject to increases in accordance with the policies of the Company, and to be eligible for an annual cash bonus equal to thirty-five percent of base salary, in accordance with the Company's incentive compensation plan. The agreement provides that if Mr. Stith is terminated without cause, Mr. Stith will continue to receive base salary for a period of one year in periodic installments (which cease if Mr. Stith obtains alternative employment, unless the rate of compensation is less, in which case the Company shall pay the difference for the remainder of the severance period) and a pro rata bonus for the number of months worked to be paid out concurrent with the Company's annual bonus process. In case of a change of control, Mr. Stith may terminate employment and receive severance payments in a lump sum. Mr. Stith employment with the Company is scheduled to terminate in October 1999.

     In December 1998, the Company entered into an Employment Agreement with Kenneth J. Jankowski, formerly the Company's Senior Vice President of Client Services and Chief Information Officer. The agreement provides for a two-year term of employment and provides for automatic one-year extensions. The agreement provides for Mr. Jankowski to receive an annual base salary of $150,000, subject to increases in accordance with the policies of the Company, and to be eligible for an annual cash bonus equal to thirty-five percent of base salary, in accordance with the Company's incentive compensation plan. The agreement provides that if Mr. Jankowski is terminated without cause, Mr. Jankowski will continue to receive base salary for a period of one year in periodic installments (which cease if Mr. Jankowski obtains alternative employment, unless the rate of compensation is less, in which case the Company shall pay the difference for the remainder of the severance period) and a pro rata bonus for the number of months worked to be paid out concurrent with the Company's annual bonus process. In case of a change of control, Mr. Jankowski may terminate employment and receive severance payments in a lump sum. Mr. Jankowski terminated his employment with the Company in September 1999.

     In December 1998, the Company entered into an Employment Agreement with Christina D. Harris, the Company's Senior Vice President of Regulatory Affairs and General Counsel. The agreement provides for a two-year term of employment and provides for automatic one-year extensions. The agreement provides for Ms. Harris to receive an annual base salary of $135,000, subject to increases in accordance with the policies of the Company, and to be eligible for an annual cash bonus equal to thirty percent of base salary, in accordance with the Company's incentive compensation plan. The agreement provides that if Ms. Harris is terminated without cause, Ms. Harris will continue to receive base salary for a period of one year in periodic installments (which cease if Ms. Harris obtains alternative employment, unless the rate of compensation is less, in which case the Company shall pay the difference for the remainder of the severance period) and a pro rata bonus for the number of months worked to be paid out concurrent with the Company's annual bonus process. In case of a change of control, Ms. Harris may terminate employment and receive severance payments in a lump sum.

CERTAIN TRANSACTIONS

     The Company was established by NovaCare in September 1996 and completed its initial public offering of 5,750,000 Shares in November 1997. As of the date of this Information Statement, NovaCare owns approximately 64% of the issued and outstanding Shares. In February 1997, the Company and NovaCare entered into a services contract with the Company ("NovaCare Contract"), whereby principally all of NovaCare's employees were co-employed by the Company. Under the NovaCare Contract, the Company provides traditional professional employer organization ("PEO") services such as payroll and benefits management, worksite safety evaluation, employment-related risk management and compensation and benefits consultation. In January 1998, NovaCare initiated a restructuring plan to favorably position one of its operating divisions for recent changes in the Medicare reimbursement system as mandated by the Balanced Budget Act of 1997. The intent of the plan was to reduce substantially the cost of its workforce by transitioning to a lower cost operating model for providing quality therapy services. In support of this transition and to address NovaCare's increased demand for additional human resource services, the Company and NovaCare renegotiated the NovaCare Contract, effective July 1, 1998.

     On March 31, 1999, NovaCare announced that due primarily to lower reimbursement rates and to declines in rehabilitation caseloads at long-term care customer facilities, resulting from the new reimbursement structure for therapy under the Medicare program, NovaCare would be forced to exit selected long-term care markets and facilities, and would continue to lower expenses by reducing labor costs. On June 1, 1999, NovaCare sold its remaining long-term care services business to Chance Murphy, Inc., an independent company managed by a subsidiary of Integrated Health Services, Inc. The Company entered into a one-month transition services agreement with Chance Murphy, Inc. In addition, on July 1, 1999, NovaCare sold its orthotics and prosthetics services business. The Company entered into a six-month transition agreement with the buyer which was subsequently extended for an additional six-month term on August 30, 1999. Based on these announcements, the Company and NovaCare negotiated new contract terms to reflect changes in NovaCare's ongoing service needs. Effective July 1, 1999, the Company and NovaCare replaced the NovaCare Contract with two agreements: (i) a four-year agreement relating to NovaCare's PROH Division (the "PROH Contract"), and (ii) an agreement relating to NovaCare's corporate support personnel (the "Corporate Support Services Agreement"). Copies of these agreements were filed as Exhibits (c) (14) and (c) (15) to the Schedule 14D-9 filed with the Commission.

     Pursuant to the Merger Agreement, Plato and Plato Sub have the right to terminate the Merger Agreement and require the Company to pay to Plato a break-up fee of $4,500,000 or have all of Plato's and Plato Sub's reasonable out-of-pocket expenses reimbursed as a result of the failure of NovaCare to satisfy certain conditions in the Merger Agreement. NovaCare, on September 8, 1999, executed a letter (the "NovaCare Indemnification Letter") addressed to the Company agreeing to pay or reimburse the Company for any break-up fees or expenses incurred by the Company in the event that Plato and Plato Sub terminate the Merger Agreement pursuant to Sections 7.1(d)(i)(D), 7.1(d)(iii), 7.1(d)(iv), 7.1(d)(v) or 7.1(d) (vii) of the Merger Agreement. A copy of the NovaCare Indemnification Letter was filed as Exhibit (c)(16) to the Schedule 14D-9 filed with the Commission.

     On September 8, 1999, the Company and NovaCare entered into a Transfer and Licensing Agreement (the "Transfer and Licensing Agreement") whereby NovaCare irrevocably transferred to the Company the name "NovaSource" and granted the Company a license to use the name "NovaCare" for a period of six months following the effective time of the Merger. A copy of the Transfer and Licensing Agreement was filed as Exhibit (c) (17) to the Schedule 14D-9 filed with the Commission.

     In order to induce the Company to enter into the Merger Agreement, NovaCare has agreed to deliver to the Company as promptly as practicable after the date of the Merger Agreement, and in any event prior to the purchase of any Shares pursuant to the Offer, (i) a guaranty from NovaCare in form and substance reasonably satisfactory to Plato, pursuant to which NovaCare shall guaranty to Plato the earnings before interest, taxes, depreciation and amortization ("EBITDA") projected to be received by the Company under the PROH Contract which such EBITDA amounts are set forth in Schedule 5.12 of the Merger Agreement and
(ii) an irrevocable letter of credit or surety bond from a reputable and financially sound financial institution or insurance company, or such other security, in each case in form and substance reasonably satisfactory to Plato securing the EBITDA payable with respect to the PROH Contract and the EBITDA set forth in Schedule 5.12 to the Merger Agreement projected to be received by the Company under the Corporate Support Services Agreement.

     In addition, to further induce the Company to enter into the Merger Agreement, NovaCare and the Company executed a letter agreement dated September 8, 1999 (the "Unified/Surety Bond Indemnification Letter") in which NovaCare agreed to indemnify the Company and certain investors in Plato LLC from and against any and all losses, claims, assessments, demands, damages, liabilities, obligations, costs and/or expenses whatsoever sustained or incurred by the Company or such investors as a result of any action or claim brought by Unified Management Corporation, an Illinois corporation, or its related corporations (collectively, "Unified"), and/or the shareholders of Unified, as a result of the termination of the Agreement of Purchase and Sale dated as of June 16, 1999 (the "Unified Agreement") by and among the Company, Unified and the shareholders of Unified. In addition, the Unified/Surety Bond Indemnification Letter provided that NovaCare would cash collateralize and take all action necessary to cause the Company to be removed as a co-indemnitor with respect to the obligations secured by a $4,580,446 surety bond in which NovaCare and the Company are co-indemnitors of the issuer of such bond. The Company agreed to take all action necessary to cause NovaCare to be removed as co-indemnitor with respect to all other surety bonds that NovaCare and the Company are co-indemnitors of the issuers of such surety bonds.

     NovaCare also provides information systems, consulting services and general administrative and financial services to the Company on an as-needed basis at NovaCare's cost. During fiscal 1999, the Company reimbursed NovaCare for certain expenses, in the amount of $80,000, based upon estimates of time incurred by NovaCare's personnel on behalf of the Company.

     Effective July 1, 1997, the Company issued 1,200,000 shares of its common stock, valued at $5,400,000, to acquire the assets and liabilities of NovaPro, formerly a business of NovaCare.

     Timothy E. Foster and Harvey V. Fineberg, M.D., Ph.D., directors of the Company, serve as directors of Integra, Inc., which is controlled by John H. Foster.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN STOCKHOLDERS

     The following table sets forth, as of August 31, 1999, the total number of Shares beneficially owned, and the percentage so owned, by (i) each director of the Company, (ii) each person who has an ownership interest in the stockholder,
(iii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Shares, (iv) each of the executive officers listed in the Summary Compensation Table and (v) all directors and officers as a group. The number of shares owned are those "beneficially owned" as determined under the rules of the Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose.

                                                           SHARES OF
                                                         COMMON STOCK
NAME                                                 OWNED BENEFICIALLY(1)    PERCENT OF CLASS
----                                                 ---------------------    ----------------
NovaCare...........................................       19,400,000                63.9%
GeoCapital.........................................        1,638,300                 5.4%
Harvey V. Fineberg, M.D............................           13,334(2)                *
John H. Foster.....................................            8,000(3)                *
Timothy E. Foster..................................           18,000(4)                *
E. Martin Gibson...................................           41,667(5)                *
Loren J. Hulber....................................          375,000(6)             1.24%
Stephen E. O'Neil..................................           13,334(7)                *
William F. Weld, Esq...............................                0(8)                *
Kenneth J. Jankowski...............................            3,700                   *
Aven A. Kerr.......................................            5,000(9)                *
Christina D. Harris................................            4,800(10)               *
Thomas D. Schubert.................................           22,000(11)               *
Andrew W. Stith....................................           22,000(12)               *
All Directors and Officers as a Group (12
  persons).........................................        1,602,447(1)(13)          5.3%

---------------
  *  Less than one percent.

 (1) As of August 31, 1999, stockholders had sole voting and investment power with respect to all shares shown in the table as beneficially owned by such stockholder, except as indicated below.

 (2) Consists of 13,334 shares of Common Stock presently issuable upon exercise of options.

 (3) Consists of 8,000 shares of Common Stock presently issuable upon exercise of options. In addition, Mr. Foster beneficially owns 4,151,214 shares (approximately 5.9%) of the common stock (the "NovaCare Common Stock") of NovaCare, 1,650,001 of such shares presently issuable upon exercise of options.

 (4) Includes 8,000 shares of Common Stock presently issuable upon exercise of options. In addition, Mr. Foster beneficially owns 900,001 shares (approximately 1.3%) of NovaCare Common Stock presently issuable upon exercise of options.

 (5) Consists of 26,667 shares of Common Stock presently issuable upon exercise of options. In addition, Mr. Gibson owns 52,600 shares (less than one percent) of NovaCare Common Stock, 50,000 of such shares presently issuable upon exercise of options.

 (6) In addition, Mr. Hulber owns 10,000 shares (less than one percent) of NovaCare Common Stock.

 (7) Consists of 13,334 shares of Common Stock presently issuable upon exercise of options. In addition, Mr. O'Neil owns 50,100 shares (less than one percent) of NovaCare Common Stock, 50,000 of such shares presently issuable upon exercise of options.

 (8) Mr. Weld does not own any shares of Common Stock or NovaCare Common Stock.

 (9) Includes 4,000 shares of Common Stock presently issuable upon exercise of options. In addition, Ms. Kerr owns 22,000 shares of NovaCare Common Stock.

(10) Includes 2,000 shares of Common Stock presently issuable upon exercise of options. In addition, Ms. Harris owns 73 shares of NovaCare Common Stock.

(11) Includes 10,000 shares of Common Stock presently issuable upon exercise of options.

(12) Includes 12,000 shares of Common Stock presently issuable upon exercise of options.

(13) Includes 99,335 shares of Common Stock presently issuable upon exercise of options. In addition, all directors and officers of the Company as a group beneficially own 5,185,915 shares of NovaCare Common Stock, 2,672,008 of such shares presently issuable upon exercise of options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under Section 16(a) of the Exchange Act, directors and executive officers of the Company are required to make certain filings on a timely basis with the Securities and Exchange Commission. To date all required filings have been made on a timely basis.

                                          By Order of the Board of Directors

October 4, 1999

                                          Loren J. Hulber
                                          President and Chief Executive Officer